ANNUAL REPORT
DECEMBER 31, 2007



WESTERN RESERVE BANCORP, INC.

BOARD OF DIRECTORS [1]

P.M. Jones
Chairman
Western Reserve Bancorp, Inc. and
Western Reserve Bank
Medina, Ohio

Roland H. Bauer
President and Chief Executive Officer
The Cypress Companies
Akron, Ohio

Bijay K. Jayaswal, M.D.
Physician, Cardiology
Medina, Ohio

Ray E. Laribee
Attorney
Laribee & Hertrick
Medina, Ohio

C. Richard Lynham
President and Owner
Harbor Castings, Inc.
North Canton, Ohio

R. Hal Nichols
Chairman and Manager
Austin Associates, LLC
Toledo, Ohio

Edward J. McKeon
President and Chief Executive Officer
Western Reserve Bancorp, Inc. and
Western Reserve Bank
Medina, Ohio

Rory H. O'Neil
President
Quetzal Corp.
Westfield Center, Ohio

Michael R. Rose
C.E.O.
Washington Properties, Inc.
Medina, Ohio

Glenn M. Smith
Retired President
Smith Bros., Inc.
Medina, Ohio

Thomas A. Tubbs
Bank Management Consultant
EBS
Birmingham, Alabama

[1] All are Directors of Western Reserve Bancorp, Inc. and Western Reserve Bank

BRECKSVILLE ADVISORY BOARD

Victoria J. Burns
Real Estate Broker, RE/MAX Classic

Joe Carollo
President, Jani-King of Cleveland

Louis N. Carouse, Jr.
Member, Brecksville City Council

Steve Karas, Retired

Brendan Rose
C.F.O., Industrial First Inc.

Greg Skaljac
Vice President, Luce, Smith & Scott Inc.
Member, Brecksville City Council

Michael R. Torchia
President & Owner, The Realty Store, LLC

WESTERN RESERVE BANCORP, INC.
Medina, Ohio

ANNUAL REPORT
December 31, 2007

CONTENTS

Cover design by Renée W. Gareau, Zinnias Design Studio, Berea, Ohio 440-239-2437.

Dear Fellow Shareholder:

We emphasized in last year's annual report that 2007 would be a challenging year and it has certainly lived up to that reputation.

We did not endure the sub-prime mess that enveloped some of our large competitors, but we definitely were affected by some of the hyper-competitive tactics going on in our market. It seems that the concept of "conduit lending" was a market factor. An example of conduit lending is, say a big bank quotes a deal, closes it, securitizes it with other commercial loans and sells them to the securities marketplace. This allowed some banks to engage in predatory competitive tactics through loan pricing, loan structure and even loan underwriting practices. It is our belief that they didn't care about lending in a prudent manner since they had no intention of keeping the loans involved, but rather selling them off and if those risky loan decisions were wrong, they would be the problem of some investor down the line.

The major effect of this was that our loan growth virtually stopped in 2006. We became concerned about becoming stagnant and about having frustrated lenders as they struggled to just keep their portfolios level, let alone grow them. We therefore designed lending programs to compete to a certain degree and we did, in fact, begin to grow, but the competitive factors in northeast Ohio hammered our margin throughout the year.

Let me detail some of the other differences between 2006 and 2007:

- $156,000: the net extra cost for the provision for loan losses in 2007 above 2006 due to two major factors: the benefit of a large recovery in 2006 and the cost, in 2007, of reserving for loan losses when you grow your loan portfolio, which happened this past year.

- $99,000: the decrease of net interest income in 2007 despite the growth in the loan portfolio. The dramatic increase in loan and investment income was more than offset by the increase in deposit interest expense. This resulted in our margin being compressed.

- $81,000: the increased expense for FDIC insurance that our bank incurred above 2006. All banks were subject to this increase.

- $61,850: the increase in Directors' Fees. The bulk of this expense reflected significantly higher Board committee activity combined with an increase in director meeting fees. In addition, there was a one time stock grant to P.M. Jones, the Chairman of the Board. This was to reflect his unique and significant role in the creation and success of our bank.

Numerically, the above issues were significant factors in our results when comparing 2007 and 2006. However, there is another issue which has a major impact upon the operation and income of the Bank, and that is the regulatory environment under which we operate. As a commercial bank we are heavily regulated and the burden of that regulation is increasing constantly. It seems that every time there is a business or banking scandal, the result is more regulation for the rest of us. Therefore, not only do we experience more and more regulations and outside regulators but we must expand the role (and cost) of our own internal audits and reviews in the effort to evaluate our performance in complying with all this stuff. Let me give you some perspective. During 2007, we had the following groups in the bank conducting routine examinations of our operation:

- Federal Reserve – a two-week joint examination for safety and soundness.
- Federal Reserve – a one-week compliance examination for the purpose of evaluating our level of compliance with over 20 complex regulations.
- Federal Home Loan Bank – a two-week review of our commercial real estate and home equity portfolios.
- Internal auditors – four two-day visits in order to audit our operation, and the audits are now expanding to accommodate many aspects of the Sarbanes Oxley Act.
- Loan review team – two week-long visits in order to evaluate the strength of our commercial loan portfolio.
- Outside auditors – two visits in order to evaluate and opine upon the accuracy of our financial reporting.
- Securities and Exchange Commission and the Federal Reserve Bank – two examinations of two days each of our operation as transfer agent for our stock.

I mention this to give you an idea of the cost in hard and soft dollars related to all of this regulation. There was someone in this bank examining us on average one day in five last year. In fact, on one occasion, there were three different teams in here examining various aspects of our operation simultaneously. While all of these auditors and examiners try to avoid burdening management with barrages of questions, that is hard to avoid and the load is primarily shouldered by the CFO, the Senior Lender, the Controller, the Operations Manager, the Loan Operations Manager and the Credit Manager. I happen to have the privilege of working with a supremely talented management team and I often wonder what they could accomplish if even half of this burden were lifted.

Now that I have that off my chest, let me tell you that we are encouraged by the outlook for our bank for 2008. Rumors of a possible recession aside (we did okay during the last one) it seems that the sub-prime mess involving some of the large banks around here may have reduced some of the competitive issues that I described above. I should note that our commercial lending pipeline is significantly higher than our norm. Our lenders are vigorously pursuing all of the potential loan opportunities which, in turn, puts stress on our credit department to analyze, along with the lender, the strength of each loan request. Now, that is a nice problem to have. When the demand for our loans pushes our capacity, the potential for growth looks good.

As noted in the past, we have geared up our electronic cash management tools and our customers have reacted enthusiastically. We realized that our potential with these products was significant, but we needed a customer oriented specialist to present our capabilities to our prospects. So we recruited Ann Reusch to take over as Relationship Banking Officer. Ann works with our lenders and Mary Weakland, who operates these products, to get the marketing job done. Let me use our remote deposit capture product as an example: our business customers can feed their checks to be deposited with us into a little terminal on their desk and have funds immediately transmitted from that terminal into our bank. With many big banks, the customer training for this new product is often conducted through a CD, the internet or a manual. In our case, Mary and Ann jointly work on the installation. So our customer doesn't get a manual, they get experts on site! This is just another example of "awesome customer care."

As we look ahead to 2008 and beyond we are, as they say, cautiously optimistic. While market conditions may have eased a bit and we continue to communicate our unique qualities, we are constantly aware of the number and size of our competitors, most of which have the potential for aggressiveness or stupidity, depending on your perspective.

Starting last year, we moved the annual shareholders' meeting to the evening so that more owners can attend. We will continue that again this year. We will be holding the meeting on Wednesday, April 30, 2008, at the Blue Heron Banquet Conference Center on Route 162, just east of River Styx Road in Medina. We will begin serving refreshments at 6:00 p.m. and the meeting will begin at 6:30 p.m. We hope to see you there.

Sincerely,

Edward J. McKeon
President & CEO

MANAGEMENT'S REPORT ON INTERNAL CONTROL
OVER FINANCIAL REPORTING

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. With the participation of the President and Chief Executive Officer and the Chief Financial Officer, management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework and the criteria established in *Internal Control – Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") as well as COSO's *Guidance for Smaller Public Companies.* Based on this evaluation, management has concluded that internal control over financial reporting was effective as of December 31, 2007.

This annual report does not include an attestation report of the Company's registered public accounting firm, Crowe Chizek and Company LLC, regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

Edward J. McKeon	Cynthia A. Mahl
President and	Senior Vice President and
Chief Executive Officer	Chief Financial Officer

March 12, 2008

Crowe

Crowe Chizek and Company LLC
Member Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Western Reserve Bancorp, Inc.
Medina, Ohio

We have audited the accompanying consolidated balance sheets of Western Reserve Bancorp, Inc. as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Western Reserve Bancorp, Inc. at December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Columbus, Ohio
March 12, 2008

WESTERN RESERVE BANCORP, INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2007 and 2006

	2007	2006
ASSETS		
Cash and due from financial institutions	$ 2,486,243	$ 2,923,863
Federal funds sold and other short-term funds	21,332,285	15,172,614
Cash and cash equivalents	23,818,528	18,096,477
Interest-bearing deposits in other banks	--	2,200,000
Securities available for sale	10,982,965	10,964,783
Restricted stock	593,400	568,800
Loans	121,628,057	110,149,244
Allowance for loan losses	(1,605,766)	(1,588,217)
Loans, net	120,022,291	108,561,027
Premises and equipment, net	1,187,302	1,237,761
Bank owned life insurance	1,142,580	1,092,473
Foreclosed assets	371,000	265,000
Accrued interest receivable and other assets	1,241,651	1,129,092
	$ 159,359,717	$ 144,115,413
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits		
Noninterest-bearing	$ 17,080,851	$ 16,115,340
Interest-bearing	124,348,417	111,143,783
Total deposits	141,429,268	127,259,123
Federal Home Loan Bank advances	3,500,000	3,500,000
Accrued interest payable and other liabilities	501,476	424,897
Total liabilities	145,430,744	131,184,020
Shareholders' equity		
Common stock, no par value, $1 stated value 1,500,000 shares authorized, 579,059 and 573,277 shares issued and outstanding as of December 31, 2007 and December 31, 2006	579,059	573,277
Additional paid-in capital	9,702,632	9,572,861
Retained earnings	3,587,907	2,770,693
Accumulated other comprehensive income	59,375	14,562
Total shareholders' equity	13,928,973	12,931,393
	$ 159,359,717	$ 144,115,413

See accompanying notes to consolidated financial statements.

WESTERN RESERVE BANCORP, INC.
CONSOLIDATED STATEMENTS OF INCOME
For the years ended December 31, 2007 and 2006

	2007	2006
Interest and dividend income		
Loans, including fees	$ 9,293,550	$ 8,944,929
Securities:		
Taxable	312,446	209,046
Tax exempt	171,884	56,411
Dividends on restricted stock	36,369	32,007
Federal funds sold and other short-term funds	1,050,112	589,873
	10,864,361	9,832,266
Interest expense		
Deposits	5,280,842	4,150,145
Federal Home Loan Bank advances	126,950	126,950
	5,407,792	4,277,095
Net interest income	5,456,569	5,555,171
Provision (credit) for loan losses	116,202	(40,230)
Net interest income after provision (credit) for loan losses	5,340,367	5,595,401
Noninterest income		
Service charges on deposit accounts	155,468	173,339
Net gains on sales of loans	33,166	20,085
Gain on sale of credit card portfolio	--	28,500
Other	195,391	174,283
	384,025	396,207
Noninterest expense		
Salaries and employee benefits	2,137,368	2,108,212
Premises and equipment	876,856	833,504
Data processing	342,525	324,282
Directors' fees	184,750	122,900
Professional fees	183,277	176,695
Taxes other than income and payroll	134,584	117,951
Marketing and advertising	123,118	132,448
Federal Deposit Insurance Corporation premiums	94,959	14,241
Community relations and contributions	90,346	88,674
Supplies, printing and postage	77,376	77,575
Other	329,036	281,715
	4,574,195	4,278,197
Income before income taxes	1,150,197	1,713,411
Income tax expense	332,983	562,245
Net income	$ 817,214	$ 1,151,166
Earnings per share:		
Basic	$ 1.42	$ 2.01
Diluted	$ 1.36	$ 1.93

See accompanying notes to consolidated financial statements.

WESTERN RESERVE BANCORP, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the years ended December 31, 2007 and 2006

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balance, January 1, 2006	$ 457,331	$ 9,528,376	$ 1,639,369	$ (26,737)	$ 11,598,339
Cumulative adjustment related to SAB 108 adoption	--	--	99,231	--	99,231
Comprehensive income:					
Net income	--	--	1,151,166	--	1,151,166
Change in unrealized net gain (loss) on securities available for sale, net of tax	--	--	--	41,299	41,299
Total comprehensive income					1,192,465
Five-for-four stock split	114,270	--	(114,270)	--	--
Cash paid in lieu of fractional shares	--	--	(4,803)	--	(4,803)
Stock-based compensation expense	--	2,933	--	--	2,933
Exercise of stock options (1,000 shares)	1,000	16,600	--	--	17,600
Tax benefit related to exercise of stock options	--	4,556	--	--	4,556
Common stock issued (676 shares) under Employee Stock Purchase Plan (ESPP)	676	20,396	--	--	21,072
Balance, December 31, 2006	573,277	9,572,861	2,770,693	14,562	12,931,393
Comprehensive income:					
Net income	--	--	817,214	--	817,214
Change in unrealized net gain (loss) on securities available for sale, net of tax	--	--	--	44,813	44,813
Total comprehensive income					862,027
Stock-based compensation expense:					
Stock options	--	1,696	--	--	1,696
Stock grant (500 shares)	500	15,250	--	--	15,750
Exercise of stock options (4,625 shares)	4,625	76,575	--	--	81,200
Tax benefit related to exercise of stock options	--	17,654	--	--	17,654
Common stock issued (657 shares) under Employee Stock Purchase Plan (ESPP)	657	18,596	--	--	19,253
Balance, December 31, 2007	$ 579,059	$ 9,702,632	$ 3,587,907	$ 59,375	$ 13,928,973

See accompanying notes to consolidated financial statements.

WESTERN RESERVE BANCORP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2007 and 2006

	2007	2006
Cash flows from operating activities		
Net income	$ 817,214	$ 1,151,166
Adjustments to reconcile net income to net cash from operating activities:		
Provision (credit) for loan losses	116,202	(40,230)
Depreciation	188,654	172,384
Net amortization (accretion) of securities	(16,863)	(103,956)
Stock-based compensation	17,446	2,933
Loans originated for sale	(1,528,000)	(1,131,200)
Proceeds from sales of loan originations	1,561,166	1,151,285
Gains on sales of loans and credit card sale	(33,166)	(48,585)
Loss on disposal of fixed assets	--	1,594
Gain on sale of other real estate owned	(2,285)	--
Federal Home Loan Bank stock dividends	--	(17,800)
Increase in cash surrender value of bank owned life insurance	(50,107)	(32,918)
Net change in other assets and other liabilities	(102,782)	(83,601)
Net cash from operating activities	967,479	1,021,072
Cash flows from investing activities		
Available for sale securities:		
Purchases	(1,253,378)	(9,010,094)
Maturities, prepayments and calls	1,319,957	5,513,219
Purchase of restricted stock	(24,600)	(13,800)
Net (increase) decrease in interest-bearing deposits in other banks	2,200,000	(2,200,000)
Net (increase) decrease in loans	(11,904,749)	862,257
Purchases of premises and equipment	(138,195)	(107,818)
Acquisition of other real estate owned	--	(135,000)
Proceeds from sale of other real estate owned	267,285	--
Proceeds from sale of credit card portfolio	--	313,497
Purchases of bank owned life insurance	--	(500,000)
Net cash from investing activities	(9,533,680)	(5,277,739)
Cash flows from financing activities		
Net increase in deposits	14,170,145	14,971,713
Proceeds from issuance of common stock under ESPP	19,253	21,072
Proceeds and income tax benefit from exercise of stock options	98,854	22,156
Cash paid for fractional shares	--	(4,803)
Net cash from financing activities	14,288,252	15,010,138
Change in cash and cash equivalents	5,722,051	10,753,471
Cash and cash equivalents at beginning of period	18,096,477	7,343,006
Cash and cash equivalents at end of period	$ 23,818,528	$ 18,096,477
Supplemental cash flow information:		
Interest paid	$ 5,438,997	$ 4,278,651
Income taxes paid	395,000	617,000
Supplemental disclosure of noncash investing activities:		
Non cash transfer from loans to other real estate owned	$ 327,283	$ 130,000
Non cash transfer from other real estate owned to other liabilities	43,717	--

See accompanying notes to consolidated financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The consolidated financial statements include Western Reserve Bancorp, Inc. and its wholly-owned subsidiary, Western Reserve Bank ("the Bank"), together referred to as "the Company." Significant intercompany transactions and balances are eliminated in consolidation.

Nature of Operations: Western Reserve Bancorp, Inc. is a one-bank holding company. Its subsidiary, Western Reserve Bank, is a state-chartered commercial bank with full-service locations in Medina and Brecksville, Ohio and two satellite offices in retirement communities in Medina, engaged in the single business of commercial banking. It offers a full range of traditional banking services to consumers and businesses located primarily in Medina, Cuyahoga and surrounding counties. Services offered include commercial, real estate, home equity and consumer loans, as well as deposit products such as checking accounts, savings and money market accounts, certificates of deposit, individual retirement arrangements and electronic banking.

Use of Estimates: To prepare financial statements in conformity with U.S. generally accepted accounting principles management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and related disclosures, and future results could differ. The allowance for loan losses, benefit plan accruals and the fair value of other financial instruments are particularly subject to change.

Cash and Cash Equivalents: Cash and cash equivalents include cash, deposits with other financial institutions with no stated maturity or a maturity under 90 days and federal funds sold. Net cash flows are reported for loan and deposit transactions, other assets and other liabilities and short term borrowings.

Securities: Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities are classified as available for sale when they might be sold before maturity and are carried at fair value with unrealized holding gains and losses reported separately in other comprehensive income, net of tax. All of the Company's securities are classified as available for sale.

Interest income includes amortization and accretion of purchase premiums and discounts using the level yield method without anticipating prepayments, except for mortgage-backed securities where prepayments are anticipated. Gains and losses on sales are based on the amortized cost of the security sold.

Declines in the fair value of securities below their cost that are other than temporary are reflected as realized losses. In estimating other-than-temporary losses, management considers: the length of time and extent that fair value has been less than cost, the financial condition and near term prospects of the issuer, and the Company's ability and intent to hold the security for a period sufficient to allow for any anticipated recovery in fair value.

(continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentrations of Credit Risk: The Company grants loans primarily to customers in Medina, Cuyahoga and contiguous counties. At December 31, 2007, approximately 1.1% of the total loan portfolio was unsecured. Other financial instruments which potentially represent concentrations of credit risk include deposit accounts in other financial institutions and federal funds sold.

Loans Held for Sale: Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value, on an aggregate basis. Mortgage loans are generally sold with servicing rights released.

Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of deferred loan fees and costs and an allowance for loan losses.

Interest income on loans is reported on the interest method and includes amortization of deferred loan fees and costs without anticipating prepayments. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the level-yield method without anticipating prepayments. Past due status is based on the contractual terms of the loan. In the event management deems the full repayment of a loan to be in doubt, typically if payments are past due over 90 days, interest income is not recorded, and any interest accrued but uncollected is reversed. Payments received on such loans are reported as principal reductions. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and recoveries and decreased by charge-offs. Management estimates the allowance balance required using past loan loss experience, known or inherent risks in the portfolio, information about specific borrowers' situations and estimated collateral values, economic conditions and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed.

A loan is impaired when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgage and consumer loans, and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Loans are evaluated for impairment when payments are delayed, typically 90 days or more, or when it is probable that all principal and interest amounts will not be collected according to the original terms of the loan.

(continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Transfers of Financial Assets: Transfers of financial assets are accounted for as sales, when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Foreclosed Assets: Assets acquired through or instead of loan foreclosure are initially recorded at fair value less estimated costs to sell when acquired, establishing a new cost basis. If fair value declines, a valuation allowance is recorded through expense. Costs after acquisition are expensed.

Premises and Equipment: Premises and equipment are reported at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the shorter of the estimated useful lives of the assets, which range from five to twenty years, or the term of the lease. The Company will amortize leasehold improvements over a longer period if a renewal of the lease is considered probable. Maintenance and repairs are charged to expense as incurred.

Restricted Stock: The Bank is a member of the Federal Home Loan Bank (FHLB) system. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. The Bank is also a member of and owns stock in the Federal Reserve Bank. The Company also owns stock in Bankers Bancshares Inc., an institution that provides correspondent banking services to community banks. Stock in these institutions is classified as restricted stock, is carried at cost, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

Bank-Owned Life Insurance: The Company has purchased life insurance policies on three key executives. Company-owned life insurance is recorded at its cash surrender value which represents the amount that can be realized. In September 2006, the FAST Emerging Issues Task Force finalized Issue No. 06-5, Accounting for Purchases of Life Insurance – Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4 (Accounting for Purchases of Life Insurance) (the "Issue"). This Issue requires that a policyholder consider contractual terms of a life insurance policy in determining the amount that could be realized under the insurance contract. It also requires that if the contract provides for a greater surrender value if all individual policies in a group are surrendered at the same time, that the surrender values be determined based on the assumption that policies will be surrendered on an individual basis. Lastly, the Issue requires disclosure when there are contractual restrictions on the Company's ability to surrender a policy. The adoption of EITF 06-5 on January 1, 2007 had no impact on the Company's financial condition or results of operation.

(continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Long-Term Assets: Premises and equipment and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets would be recorded at fair value.

Loan Commitments and Related Financial Instruments: Financial instruments include off-balance sheet credit instruments, such as commitments to make loans, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates.

The Company adopted FASB Interpretation 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"), as of January 1, 2007. A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The adoption had no effect on the Company's financial statements. The Company and its subsidiaries are subject to U.S. federal income tax. The Company is no longer subject to examination by taxing authorities for years before 2004. The Company does not expect the total amount of unrecognized tax benefits to significantly increase in the next twelve months. The Company recognizes interest and/or penalties related to income tax matters in income tax expense. The Company did not have any amounts accrued for interest and penalties at January 1, 2007.

Retirement Plans: Deferred compensation and supplemental retirement plan expense allocates the benefits over years of service.

Earnings per Common Share: Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options.

Stock Split: The Company declared a five-for-four stock split as of September 22, 2006 for shareholders of record as of September 5, 2006. A total of 114,270 new shares were issued and cash of $4,803 was paid for 141 fractional shares.

Stock Compensation: Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123(R), *Share-based Payment*, using the modified prospective transition method. Accordingly, the Company has recorded stock-based employee compensation cost using the fair value method starting in 2006.

(continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale, which are also recognized as separate components of equity.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Restrictions on Cash: Cash on hand or on deposit with the Federal Reserve Bank of $364,000 and $308,000 was required to meet regulatory reserve and clearing requirements at year-end 2007 and 2006. These balances do not earn interest. Also included in cash and cash equivalents at year-end 2007 and 2006 was approximately $191,000 and $188,000 required to be on deposit with Great Lakes Bankers Bank as a compensating balance for correspondent banking services.

Additionally, the Company was required to maintain a deposit account at another financial institution with a twelve-month average collected balance of $750,000 as part of the conditions for renewal of a line of credit more fully described in Note 6.

Dividend Restriction: Banking regulations require maintaining certain capital levels and may limit the dividends paid by the Bank to the Company or by the Company to shareholders. See Note 12 for more specific disclosures related to the Bank. Additionally, as part of the conditions for renewal of a line of credit with another financial institution more fully described in Note 6, the Company may, over the life of the loan agreement, declare or pay dividends subject to an aggregate limit of $100,000.

Fair Values of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments and other factors, particularly in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Operating Segments: While the Company's chief decision-makers monitor the revenue streams of the Company's various products and services, the identifiable segments are not material and operations are managed and financial performance is evaluated on a Company-wide basis. Accordingly, all of the financial service operations are considered by management to be aggregated in one reportable operating segment.

Reclassifications: Some items in the prior year financial statements were reclassified to conform to the current presentation.

(continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Effect of Newly Issued But Not Yet Effective Accounting Standards: In September 2006, the FASB Emerging Issues Task Force finalized Issue No. 06-4, *Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements.* This issue requires that a liability be recorded during the service period when a split-dollar life insurance agreement continues after participants' employment or retirement. The required accrued liability will be based on either the post-employment benefit cost for the continuing life insurance or based on the future death benefit depending on the contractual terms of the underlying agreement. This issue is effective for the Company on January 1, 2008. The Company owns no life insurance policies subject to endorsement split-dollar life insurance arrangements. Thus, the adoption of EITF Issue No. 06-4 did not have a material impact on the Company's financial statements.

In September 2006, the FASB issued Statement No. 157, *Fair Value Measurements.* This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The standard is effective for the Company on January 1, 2008. The impact of adoption was not material.

In February 2007, the FASB issued Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities.* The standard provides companies with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The new standard is effective for the Company on January 1, 2008. The Company did not elect the fair value option for any financial assets or financial liabilities as of January 1, 2008.

On November 5, 2007, the SEC issued Staff Accounting Bulletin No. 109, *Written Loan Commitments Recorded at Fair Value through Earnings* ("SAB 109"). Previously, SAB 105, *Application of Accounting Principles to Loan Commitments,* stated that in measuring the fair value of a derivative loan commitment, a company should not incorporate the expected net future cash flows related to the associated servicing of the loan. SAB 109 supersedes SAB 105 and indicates that the expected net future cash flows related to the associated servicing of the loan should be included in measuring fair value for all written loan commitments that are accounted for at fair value through earnings. SAB 105 also indicated that internally-developed intangible assets should not be recorded as part of the fair value of a derivative loan commitment, and SAB 109 retains that view. SAB 109 is effective for derivative loan commitments issued or modified in fiscal quarters beginning after December 15, 2007. The Company does not expect the impact of this standard to be material.

(continued)

NOTE 2 - SECURITIES

The fair value of available for sale securities and the related gross unrealized gains and losses recognized in accumulated other comprehensive income were as follows:

	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
2007			
U.S. Government-sponsored enterprises	$ 2,505,914	$ 6,412	$ (518)
Mortgage-backed	3,931,094	54,803	(5,483)
Municipal	4,545,957	46,929	(12,181)
	$ 10,982,965	$ 108,144	$ (18,182)
2006			
U.S. Government-sponsored enterprises	$ 2,018,404	$ --	$ (6,596)
Mortgage-backed	4,470,140	22,847	(10,163)
Municipal	4,476,239	25,787	(9,811)
	$ 10,964,783	$ 48,634	$ (26,570)

The fair values of debt securities at year-end 2007 by contractual maturity were as follows. Mortgage backed securities which are due at a single maturity date are shown separately. Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations.

Due in one year or less	$ 500,021
Due from one to five years	1,839,771
Due from five to ten years	2,372,432
Due from ten to fifteen years	2,339,647
Mortgage-backed	3,931,094
	$ 10,982,965

No securities were sold during 2007 or 2006. At year-end 2007 and 2006, securities with carrying values of $4,176,000 and $3,217,000 were pledged to secure public deposits, borrowings and for other purposes as required or permitted by law.

Securities with continuous unrealized losses at December 31, 2007 were as follows:

	Less Than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
U.S. Government-sponsored enterprises	$249,482	$ (518)	$ --	$ --	$ 249,482	$ (518)
Mortgage-backed	14,026	(27)	304,772	(5,456)	318,798	(5,483)
Municipal	663,556	(4,409)	846,133	(7,772)	1,509,689	(12,181)
Total	$927,064	$(4,954)	$1,150,905	$(13,228)	$2,077,969	$(18,182)

(continued)

NOTE 2 - SECURITIES (Continued)

Securities with continuous unrealized losses at December 31, 2006 were as follows:

	Less Than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
U.S. Government-sponsored enterprises	$ --	$ --	$ 768,404	$ (6,596)	$ 768,404	$ (6,596)
Mortgage-backed	225,859	(1,086)	349,085	(9,077)	574,944	(10,163)
Municipal	--	--	625,301	(9,811)	625,301	(9,811)
Total	$225,859	$(1,086)	$1,742,790	$(25,484)	$1,968,649	$(26,570)

Unrealized losses on debt securities issued by U.S. government enterprises and municipalities as of December 31, 2007 have not been recognized into income because the issuer's securities are of high credit quality, management has the intent and ability to hold for the foreseeable future and the unrealized losses are largely attributable to changes in market interest rates. The fair value is expected to recover as the bonds approach maturity. Timely repayment of principal and interest on mortgage-backed securities is guaranteed by the issuer therefore unrealized losses on these securities have not been recognized into income.

At year end 2007 and 2006, the Company held $1,501,705 and $1,518,403 of debt securities issued by the FHLB. The Company's mortgage banking securities were issued by one of two U.S. government enterprises. There were no other holdings of securities from a single issuer at year end 2007 and 2006 that exceeded 10% of shareholders' equity.

NOTE 3 - LOANS

Loans at year-end were as follows:

	2007	2006
Commercial business	$ 35,391,508	$ 28,987,234
Commercial real estate	73,122,859	66,570,136
Commercial construction	1,919,310	2,214,763
Home equity	6,663,412	7,860,647
Residential mortgage and construction	1,513,902	1,226,016
Consumer installment	2,985,560	3,261,615
Other	31,506	28,833
	$ 121,628,057	$ 110,149,244

(continued)

NOTE 3 - LOANS (Continued)

Activity in the allowance for loan losses was as follows:

	2007	2006
Beginning balance	$ 1,588,217	$ 1,541,654
Provision (credit) for loan losses	116,202	(40,230)
Loans charged off	(203,668)	(148,881)
Recoveries	105,015	235,674
Ending balance	$ 1,605,766	$ 1,588,217

At December 31, 2007 and 2006, there were $720,356 and $1,698,377 of loans in nonaccrual status. There were no other loans more than 90 days past due.

Loans individually considered impaired were as follows:

	2007	2006
Year-end loans with no allocated allowance for loan losses	$ 720,356	$ 1,336,886
Year-end loans with allocated allowance for loan losses	--	361,491
	$ 720,356	$ 1,698,377

	2007	2006
Amount of the allowance for loan losses allocated	$ --	$ 136,490
Average of impaired loans during the year	877,810	1,324,280

Interest income recognized on impaired loans while considered impaired was immaterial for 2007 and 2006.

Loans to principal officers, directors and their affiliates in 2007 were as follows:

Beginning balance	$ 870,089
New loans	1,572,733
Repayments	(415,280)
Ending balance	$ 2,027,542

(continued)

NOTE 4 - PREMISES AND EQUIPMENT, NET

Year-end premises and equipment were as follows:

	2007	2006
Leasehold improvements	$ 1,281,280	$ 1,198,353
Furniture and equipment	1,020,404	969,757
Construction in process	--	5,625
	2,301,684	2,173,735
Less accumulated depreciation	(1,114,382)	(935,974)
	$ 1,187,302	$ 1,237,761

The Company's main facility is leased under an operating lease from a member of the Board of Directors. The lease term is ten years, with two five-year renewal options. In 2002, the Company leased additional space in an adjacent building from the same Director. Due to expansion of the Bank's lending division, the Company leased additional space adjacent to the main facility in February 2004, also from this same Director. Rent expense for these facilities, offset by rental income on subleased property was $246,247 in 2007 and $250,246 in 2006. These leases expire in October 2008 and it is highly probable that they will be renewed.

In October 2004, the Company entered into an operating lease agreement with an unrelated entity for its new Brecksville location with a term of ten years, with two five-year renewal options. Rent expense for the Brecksville location was $157,806 and $154,712 in 2007 and 2006, respectively.

At December 31, 2007, the total contractual future minimum rental payments under the leases are as follows:

2008	$ 377,213
2009	164,181
2010	167,465
2011	170,814
2012	174,231
Thereafter	312,991
	$ 1,366,895

(continued)

NOTE 5 - DEPOSITS

At year-end, total interest-bearing deposits were as follows:

	2007	2006
Interest-bearing demand	$ 6,662,678	$ 7,859,550
Savings	50,365,334	35,655,449
Money market	29,622,534	22,872,733
Time under $100,000	22,604,561	26,049,710
Time $100,000 and over	15,093,310	18,706,341
	$ 124,348,417	$ 111,143,783

Scheduled maturities of time deposits are as follows:

2008	$ 26,489,623
2009	3,819,242
2010	5,125,195
2011	1,581,062
2012	575,002
Thereafter	107,747
	$ 37,697,871

Deposits of $100,000 or more were $79,679,332 and $67,896,203 at year-end 2007 and 2006.

At year-end 2007 and 2006, there were $5,647,825 and $9,605,366 in national market certificates of deposit, primarily in amounts of $99,000.

Deposits from principal officers, directors and their affiliates at year-end 2007 and 2006 were $3,113,783 and $1,408,584.

NOTE 6 - FEDERAL HOME LOAN BANK ADVANCES AND OTHER BORROWINGS

Advances from the Federal Home Loan Bank at year-end were as follows:

	2007	2006
Maturing March 2009, fixed rate advance at 3.25%	$2,500,000	$2,500,000
Maturing April 2010, fixed rate advance at 4.57%	1,000,000	1,000,000
	$3,500,000	$3,500,000

Interest is payable monthly, and the principal is payable at maturity, with prepayment penalties for early payment. The advances are collateralized by $5,775,000 of first mortgage loans and $349,100 of FHLB stock under a blanket lien arrangement. The Company also has the ability to pledge certain commercial real estate loans and home equity lines to secure FHLB advances.

(continued)

NOTE 6 - FEDERAL HOME LOAN BANK ADVANCES AND OTHER BORROWINGS (continued)

In 2003, the Company entered into a line of credit agreement with another financial institution to obtain funding to provide capital to the Bank as needed. The amount of the line was increased in 2005 to $4,000,000, with up to $1,000,000 for the purpose of providing additional capital to the Bank as needed, and up to $3,000,000 for liquidity purposes. The interest rate on the line is variable, at 1.10% below the prime rate or LIBOR plus 1.50%, which is at the Company's option at the time the line is drawn. The line is secured by 100% of the stock of the Bank. In September 2007, the line was renewed and modified, with a new maturity of July 1, 2009.

There are certain covenants on the line relating to the Company's and the Bank's operating performance and capital status. As of December 31, 2007 and December 31, 2006, the Company and the Bank were in compliance with all covenants and the balance on the line of credit was zero. The Company did not borrow against the line of credit during 2007 or 2006.

The Company has the ability to borrow under various other credit facilities that totaled $18,140,000 at December 31, 2007. Of this amount, $875,000 is available for short-term borrowing under an unsecured federal funds line through a correspondent bank at overnight borrowing rates, $6,807,000 is on lines secured by the Company's unpledged securities and $10,458,000 is available at market rates that would vary based on the term of each borrowing, and would be secured by the Company's securities or real estate loans.

NOTE 7 – EMPLOYEE BENEFITS

The Company has a 401(k) Profit Sharing Plan that covers substantially all employees and allows eligible employees to contribute up to 90% of their compensation subject to maximum statutory limitations. Under the Plan, the Company is permitted to make discretionary profit sharing or matching contributions to the Plan. During 2007 and 2006, the Company matched eligible contributions up to 50% of the first 6% of each employee's compensation, resulting in expense of $42,843 and $41,242.

In 2003, the Company adopted a Supplemental Executive Retirement Plan for the Chief Executive Officer. Under the terms of the Plan, the Chief Executive Officer will be paid an annual benefit of twenty percent of his base salary for a period of ten years following his retirement at or after age 65 or his termination other than for cause. In a related transaction, in the second quarter of 2003 the Company invested $500,000 in a single-premium cash-surrender value life insurance policy. The named insured is the Company's Chief Executive Officer, and the Company is the owner and sole beneficiary of the policy.

In 2006, the Company amended its Supplemental Executive Retirement Plan to include the Chief Lending Officer and the Chief Financial Officer. Under the terms of the Plan, these individuals will be paid an annual benefit similar to that of the Chief Executive Officer.

(continued)

NOTE 7 – EMPLOYEE BENEFITS (Continued)

Additionally, a vesting feature of five percent per year for twenty years for the Chief Lending Officer and Chief Financial Officer has been incorporated into the Plan.

Also in 2006, the Bank invested in two additional single-premium cash-surrender value life insurance policies with similar terms, each for $250,000, on the Chief Lending Officer and the Chief Financial Officer. The Company is the owner and sole beneficiary of these policies. All three policies are tax-advantaged instruments in that the increases in cash surrender value and the eventual death benefit under the policies are not taxable income to the Company. The income from these policies is intended to help offset the cost of providing a supplemental retirement plan for each executive. The accrued liability for this plan for December 31, 2007 was $169,886 and the related expense for 2007 was $43,010. For December 31, 2006, the accrued liability for this plan was $126,876 and the related expense was $43,411.

The Company recorded income of $50,107 and $32,918 for 2007 and 2006 from its life insurance policies. The cash surrender value of the insurance policies was $1,142,580 and $1,092,473 at December 31, 2007 and 2006.

NOTE 8 - INCOME TAXES

Income tax expense (benefit) was as follows:

	2007	2006
Current	$ 390,838	$ 574,743
Deferred	(57,855)	(12,498)
Total income tax expense	$ 332,983	$ 562,245

Total income tax expense differed from the amounts computed by applying the federal income tax rate of 34% in all periods presented to income before income taxes as a result of the following for the periods ended December 31:

	2007	2006
Income tax expense at statutory rate	$ 391,067	$ 582,560
Tax-exempt income	(47,607)	(15,862)
Income from life insurance contracts	(16,875)	(11,192)
Other, net	6,398	6,739
Total income tax expense	$ 332,983	$ 562,245

(continued)

NOTE 8 - INCOME TAXES (Continued)

The components of the net deferred tax asset (liability) recorded in the consolidated balance sheets as of December 31 are as follows:

	2007	2006
Deferred tax assets:		
Bad debt deduction	$ 441,163	$ 401,654
Deferred loan fees and costs	--	6,441
Deferred compensation	57,761	43,138
Accrued expenses	25,500	--
NQ stock option expense	1,573	997
	525,997	452,230
Deferred tax liabilities:		
Accrual to cash adjustment	--	(5,225)
Unrealized gain on securities available for sale	(30,587)	(7,502)
Deferred loan fees and costs	(2,291)	--
Prepaid expenses	(38,285)	(36,409)
Depreciation	(35,426)	(60,062)
FHLB stock dividends	(22,780)	(22,780)
	(129,369)	(131,978)
Net deferred tax asset	$ 396,628	$ 320,252

The adoption of FIN 48 at January 1, 2007 had no impact on the Company's financial statements. As of January 1, 2007 and December 31, 2007, the Company had no unrecognized tax benefits or accrued interest and penalties recorded. The Company does not expect the amount of unrecognized tax benefits to significantly increase within the next twelve months. The Company will record interest and penalties as a component of income tax expense. The Company and its subsidiary are subject to U.S. federal income tax as well as income tax in the state of Ohio for Western Reserve Bancorp. The Bank is subject to tax in Ohio based upon its net worth. The Company is no longer subject to examination by taxing authorities for years prior to 2004.

NOTE 9 - STOCK OPTIONS

The Western Reserve Bancorp, Inc. 1998 Stock Option Plan as amended (the Plan) provides the Board with the authority to compensate directors, officers and employees with stock option awards for their services to the Company. Options granted under the Plan are designated as Non-qualified stock options meaning that they will not be designated as Incentive stock options meeting the requirements of Section 422 of the Internal Revenue Code of 1986, as amended. Stock option grants reduce the options available for grant while unvested awards

(continued)

NOTE 9 - STOCK OPTIONS (Continued)

that are forfeited increase the options available for grant. As of December 31, 2007, there were 7,797 options available to be awarded under the Plan.

A summary of the activity in the plan is as follows:

	2007	
	Shares	Weighted Average Exercise Price
Options outstanding at beginning of year	113,136	$18.53
Granted	1,500	28.33
Exercised	(4,625)	17.56
Forfeited	(125)	16.00
Options outstanding at end of year	109,886	$18.71
Options exercisable at year-end	107,605	

Intrinsic value is defined as the excess of the market price of the Company's stock as of December 31, 2007 over the exercise price of the option. The aggregate intrinsic value of all options outstanding at December 31, 2007 was $776,007. The aggregate intrinsic value of all options exercisable at December 31, 2007 was $775,484.

The maximum option term is ten years, and options generally vest over three years as follows: 25% one year from the grant date, 50% after two years, and 100% after three years. Options granted after 2004 vest 100% after five years.

Options outstanding at year-end 2007 were as follows:

	Outstanding		Exercisable	
Range of Exercise Prices	Number	Weighted Average Remaining Contractual Life (years)	Number	Weighted Average Exercise Price
$16.00-$19.99	82,616	1.6	82,616	$16.78
$20.00-$23.99	12,812	3.5	12,812	20.01
$24.00-$31.99	10,451	2.8	8,170	27.14
$32.00	4,007	0.8	4,007	32.00
Outstanding at year-end	109,886	1.9	107,605	$18.53

(continued)

NOTE 9 - STOCK OPTIONS (Continued)

During 2007, a total of 1,500 stock options were granted with exercise prices equal to the market value of the underlying shares to three non-executive officers of the Company. The weighted average remaining contractual life of exercisable options as of December 31, 2007 was 1.7 years. No options were granted during 2006.

The fair value of options granted was determined using the following weighted-average assumptions as of grant date.

	2007
Risk-free interest rate	3.96%
Expected option life (years)	7
Expected stock price volatility	11.70%
Dividend yield	0.00%

The weighted-average fair value of options granted in 2007 was $7.65.

Proceeds, related tax benefits realized from options exercised and intrinsic value of options exercised are listed in the table below. New shares were issued to satisfy these exercises.

	2007	2006
Proceeds of options exercised	$ 81,200	$ 17,600
Related tax benefit recognized	17,654	4,556
Intrinsic value of options exercised	51,925	13,400

The compensation cost yet to be recognized for stock options that have been awarded but not vested is as follows:

	Compensation Costs
2008	$ 3,481
2009	3,131
2010	2,992
2011	2,295
2012	2,046
Total	$ 13,945

(continued)

NOTE 10 - LOAN COMMITMENTS AND OTHER RELATED ACTIVITIES

Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates or other termination clauses and may require payment of a fee. Since some commitments are expected to expire without being used, total commitments do not necessarily represent future cash requirements. Off-balance-sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

The contractual amounts of loan commitments were as follows at year-end.

	2007		2006	
	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate
Commitments to extend credit (net of participations)	$4,504,000	$ 6,285,000	$ 626,000	$ 6,917,000
Unused credit card, home equity and overdraft lines of credit	--	9,376,000	--	10,348,000
Unused commercial lines of credit	400,000	17,121,000	80,000	16,141,000

Commitments to make loans are generally made for periods of one year or less. At December 31, 2007, the fixed rate loan commitments have interest rates ranging from 6.25% to 9.25% and maturities ranging from approximately three months to ten years.

There were $135,000 and $409,000 of standby letters of credit outstanding as of December 31, 2007 and 2006, respectively. The fair value of these instruments was immaterial.

During 2006, the Company began participating in the Federal Home Loan Bank of Cincinnati's Mortgage Purchase Program which provides the Company with the ability to sell conventional mortgage loans in the secondary market. The program utilizes a Lender Risk Account (LRA) which is funded through the proceeds of individual mortgages sold. One LRA is established for each master commitment and the amount deposited into the LRA is approximately thirty to fifty basis points of each original loan balance. If a loss on an individual loan is in excess of homeowner equity and (if applicable) primary mortgage insurance, funds are withdrawn from the related LRA to cover the shortfall. The Company is eligible to receive LRA funds net of losses, beginning in the sixth year from the date a master commitment is fulfilled and ending in the eleventh year. For the year ended December 31, 2006, eight loans were sold as part of the Mortgage Purchase Program totaling $1,131,200 and the Company's LRA totaled $5,656. During 2007, six loans were sold as part of the Mortgage Purchase Program totaling $1,371,000 and the Company's LRA had increased to $12,511. At December 31, 2007 and 2006, there were no residential mortgage loans held for sale.

(continued)

NOTE 11 - FAIR VALUES OF FINANCIAL INSTRUMENTS

Carrying amounts and estimated fair values of financial instruments at year-end are as follows:

	2007		2006	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Cash and cash equivalents	$ 23,818,528	$ 23,819,000	$ 18,096,477	$ 18,096,000
Interest bearing deposits in other banks	--	--	2,200,000	2,200,000
Securities available for sale	10,982,965	10,983,000	10,964,783	10,965,000
Loans, net of allowance	120,022,291	120,715,000	108,561,027	108,660,000
Accrued interest receivable	631,436	631,000	615,801	616,000
Demand and savings deposits	(103,731,397)	(103,731,000)	(82,503,072)	(82,503,000)
Time deposits	(37,697,871)	(37,848,000)	(44,756,051)	(44,806,000)
Federal Home Loan Bank advances	(3,500,000)	(3,524,000)	(3,500,000)	(3,505,000)
Accrued interest payable	(115,212)	(115,000)	(146,417)	(146,000)

For purposes of these disclosures of estimated fair values, the following assumptions were used. Carrying amount is the estimated fair value for cash and cash equivalents, accrued interest receivable and payable, demand deposits, short-term borrowings, and variable rate loans and deposits that reprice frequently and fully. Fair values of securities are based on market prices or dealer quotes, and if no such information is available, on the rate and term of the security and information about the issuer. It is not practical to estimate the fair value of restricted stock. These securities have been omitted from this disclosure.

For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair value of debt is based on current rates for similar financing. Fair values of unrecorded commitments were not material.

These estimates are based on management's judgment of the most appropriate factors. However, there is no assurance that, had these items been liquidated, the estimated fair values would have been realized. Estimated fair values should not be assumed to apply at subsequent dates. Other assets and liabilities of the Company, such as fixed assets or the value of its core deposits, customer goodwill or workforce, may have value but are not included in the above disclosures.

(continued)

NOTE 12 - REGULATORY CAPITAL MATTERS

The payment of dividends by the Bank to the Company is subject to restrictions by its regulatory agencies. These restrictions generally limit dividends to the lesser of its undivided profits or the total of its net income for that year, combined with its retained net income from the preceding two years, as defined. Accordingly, the Bank will have approximately $1,960,000, plus its net income in 2008, available to be paid as dividends to the Company. In addition, dividends may not reduce capital levels below the minimum regulatory requirements as described below.

The Bank is subject to regulatory capital requirements administered by state and federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action.

Prompt corrective action regulations provide five classifications: well-capitalized, adequately-capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized, although these terms are not used to represent overall financial condition. If less than well-capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required.

The Bank's actual and required capital amounts and ratios at year-end are presented in the following table. At year-end 2007 and 2006, the Bank was categorized as well-capitalized. Management is not aware of any events since December 31, 2007 that would change the Bank's capital category.

(continued)

NOTE 12 - REGULATORY CAPITAL MATTERS (Continued)

($ thousands)	Western Reserve Bank		Minimum Required For Capital Adequacy Purposes		Minimum To Be Well-Capitalized Under Prompt Corrective Action Provisions	
2007	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Capital to risk-weighted assets	$14,289	10.9%	$10,449	8.0%	$13,061	10.0%
Tier 1 (Core) Capital to risk-weighted assets	11,783	9.0%	5,224	4.0%	7,837	6.0%
Tier 1 (Core) Capital to average assets	11,783	7.3%	6,462	4.0%	8,077	5.0%
2006						
Total Capital to risk-weighted assets	$13,341	11.3%	$ 9,448	8.0%	$11,810	10.0%
Tier 1 (Core) Capital to risk-weighted assets	10,663	9.0%	4,724	4.0%	7,086	6.0%
Tier 1 (Core) Capital to average assets	10,663	7.5%	5,658	4.0%	7,073	5.0%

NOTE 13 - OTHER NON-INTEREST EXPENSE

Other expense amounts for the year were as follows:

	2007	2006
Insurance	$ 33,941	$ 37,609
Loan expenses	42,281	28,410
Collection expenses	95,111	59,017
OREO expenses	38,645	7,897
Telephone	25,834	24,927
Travel and entertainment	46,522	45,953
Other	46,702	77,902
Total	$ 329,036	$ 281,715

(continued)

NOTE 14 - PARENT COMPANY ONLY CONDENSED FINANCIAL STATEMENTS

Condensed financial information of Western Reserve Bancorp, Inc. follows:

CONDENSED BALANCE SHEETS
December 31, 2007 and 2006

	2007	2006
ASSETS		
Cash and cash equivalents	$ 544,053	$ 726,353
Investment in bank subsidiary	11,842,086	10,677,627
Restricted stock	25,000	25,000
Subordinated debt due from bank subsidiary	1,500,000	1,500,000
Other assets	19,034	2,413
Total assets	$ 13,930,173	$ 12,931,393
LIABILITIES AND SHAREHOLDERS' EQUITY		
Other liabilities	$ 1,200	$ --
Shareholders' equity	13,928,973	12,931,393
Total liabilities and shareholders' equity	$ 13,930,173	$ 12,931,393

CONDENSED STATEMENTS OF INCOME
Years ended December 31, 2007 and 2006

	2007	2006
Interest and dividend income	$ 76,381	$ 75,221
Operating expenses	80,077	59,395
Income (loss) before income tax and undistributed income of bank subsidiary	(3,696)	15,826
Income tax (expense) benefit	1,264	(5,381)
Equity in undistributed income of bank subsidiary	819,646	1,140,721
Net Income	$ 817,214	$ 1,151,166

(continued)

NOTE 14 - PARENT COMPANY ONLY CONDENSED FINANCIAL STATEMENTS (Continued)

CONDENSED STATEMENTS OF CASH FLOWS
Years ended December 31, 2007 and 2006

	2007	2006
Cash flow from operating activities		
Net income	$ 817,214	$ 1,151,166
Stock based compensation	17,446	2,933
Equity in undistributed income of bank subsidiary	(819,646)	(1,140,721)
Change in other assets and liabilities	(15,421)	(1,172)
Net cash from operating activities	(407)	12,206
Cash flows from investing activities		
Investment in bank subsidiary	(300,000)	--
Net cash from investing activities	(300,000)	--
Cash flows from financing activities		
Proceeds and income tax benefit from exercise of stock options	98,854	22,166
Proceeds from issuance of common stock under Employee Stock Purchase Plan	19,253	21,072
Cash paid for fractional shares	--	(4,803)
Net cash from financing activities	118,107	38,435
Change in cash and cash equivalents	(182,300)	50,641
Cash and cash equivalents at beginning of year	726,353	675,712
Cash and cash equivalents at end of year	$ 544,053	$ 726,353

NOTE 15 - OTHER COMPREHENSIVE INCOME

Other comprehensive income components and the related tax effects were as follows:

	2007	2006
Unrealized holding gains on available for sale securities	$ 67,898	$ 62,575
Tax effect	(23,085)	(21,276)
Net-of-tax amount	$ 44,813	$ 41,299

(continued)

NOTE 16 -EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income by the weighted average number of shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of shares determined for the basic computation plus the dilutive effect of potential common shares issuable under stock options. In computing earnings per common and common equivalent share, the Company has utilized the treasury stock method.

The factors used in the earnings per share computation follow.

	2007	2006
Basic		
Net income	$ 817,214	$ 1,151,166
Weighted average common shares outstanding	575,261	571,853
Basic earnings per common share	$ 1.42	$ 2.01
Diluted		
Net income	$ 817,214	$ 1,151,166
Weighted average common shares outstanding for basic earnings per common share	575,261	571,853
Add: Dilutive effects of assumed exercises of stock options	25,571	25,089
Average shares and dilutive potential common shares	600,832	596,942
Diluted earnings per common share	$ 1.36	$ 1.93

Stock options for 8,514 shares of common stock in 2007 and 8,014 shares in 2006 were not considered in computing diluted earnings per common share because they were antidilutive.

COMPARATIVE SUMMARY OF SELECTED FINANCIAL DATA
As of December 31, 2007 and 2006, and for the Years ended December 31, 2007 and 2006

($000's except per share data)	2007	2006
Balance Sheet Data:		
Total assets	$ 159,360	$144,115
Securities available for sale	10,983	10,965
Total loans	121,628	110,149
Allowance for loan losses	1,606	1,588
Total deposits	141,429	127,259
Shareholders' equity	13,929	12,931
Income Statement Data:		
Total interest income	$ 10,864	$ 9,832
Total interest expense	5,408	4,277
Net interest income	5,456	5,555
Provision (credit) for loan losses	116	(40)
Net interest income after provision (credit) for loan losses	5,340	5,595
Noninterest income	384	396
Noninterest expense	4,574	4,278
Income before income tax	1,150	1,713
Income tax expense	333	562
Net income	$ 817	$ 1,151
Per Share Data:		
Basic income per common share	$ 1.42	$ 2.01
Diluted income per common share	1.36	1.93
Book value per share at year-end	24.05	22.56
Cash dividends per share	n/a	n/a
Average shares used in basic income per share calculations	575,261	571,853
Average shares used in diluted income per share calculations	600,832	596,942
Operating Ratios:		
Total loans to total deposits	86.00%	86.56%
Total shareholders' equity to total assets	8.74%	8.97%
Average shareholders' equity to average assets	8.70%	9.07%
Return on average equity	6.12%	9.42%
Return on average assets	0.53%	0.85%
Dividend payout ratio	n/a	n/a
Allowance for loan losses to total loans	1.32%	1.44%
Average assets	$153,374	$134,805
Average shareholders' equity	13,345	12,223

WESTERN RESERVE BANCORP, INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW

In the following section, management presents an analysis of Western Reserve Bancorp, Inc.'s financial condition and results of operations as of and for the years ended December 31, 2007 and 2006. This discussion is intended to provide a more comprehensive review of the operating results and financial condition than could be obtained from an examination of the financial statements alone. This analysis should be read in conjunction with the consolidated financial statements and related footnotes and the selected financial data elsewhere in this report.

In 2007, net income was $817,214. Net income for 2007 decreased $333,952, or 29.0%, when compared with the $1,151,166 earned in 2006. The primary reason for this decrease was an increase in noninterest expenses and a decrease in net interest margin. Also, in 2006, the provision for loan losses reflected the impact of a large recovery of a significant loan loss from a prior year which did not reoccur at the same level during 2007.

Deposits, primarily in Market Rate Savings accounts, grew significantly during both 2006 and 2007. To the extent these increased deposits were not deployed in loans, they were placed in short-term Federal funds sold in anticipation of an increase in loan demand. This resulted in a high average balance of Federal funds sold which are lower-yielding than loans. In addition, Market Rate Savings accounts were priced according to a national money market index which normally moves in relation to the Federal funds target rate but lagged behind the rate cuts which began in September 2007. The combination of these two factors had a detrimental impact on the Company's net interest income during 2007. However, management has seen evidence of increasing opportunities in commercial lending and anticipates that these excess funds will be used to make high-quality loans in the foreseeable future.

The Brecksville office, which opened in October 2004, continues to meet management's expectations in terms of deposit growth. At year-end 2007, that location's total deposits were $40.7 million. The majority of those deposits (71.2%) were in Market Rate Savings Accounts. Those deposits have allowed the Company to decrease its use of more volatile and costly deposits, such as national CDs and short-term CDs from the State of Ohio.

Developing the potential loan business that management believes exists in the Brecksville area has been a challenge. As of year-end 2007, loans attributed directly to that office totaled $8.8 million. Given the relatively high overhead costs at that location, the break-even point is now expected to be later than originally anticipated.

The Company's liquidity position increased during 2007, primarily due to deposit growth. As of year-end 2007, cash and cash equivalents had increased $5.7 million, or 31.6% to $23.8 million. Management believes the Company is well-positioned to take advantage of lending and other opportunities during 2008.

FINANCIAL CONDITION

Total assets at December 31, 2007, were $159,359,717, an increase of $15,244,304 or 10.6% over 2006 year-end assets of $144,115,413. The primary reason for the increase in total assets was an increase in deposits, most of which were deployed into loans.

SECURITIES

The Company owns securities of U. S. government-sponsored enterprises, mortgage-backed securities and municipal securities. At year-end 2007, the portfolio totaled $10,982,965, and was comprised of 23% securities of U. S. government-sponsored enterprises, 36% mortgage-backed securities and 41% municipal securities. During 2007, $727,000 of securities of the U.S. government and U.S. government-sponsored enterprises matured and $592,957 of payments on mortgage-backed securities were received during the year. The securities portfolio provides liquidity and a higher yield than the rate earned on overnight Federal funds sold or other short-term instruments. Securities in the portfolio are also used as collateral for public funds deposits.

LOANS

Total loans increased $11,478,813, or 10.4%, in 2007 compared to a decline in the portfolio of $1,040,111 or 0.9% in 2006. Total loans were $121,628,057 at December 31, 2007, compared to $110,149,244 at December 31, 2006. While the Company makes all types of loans to businesses and consumers, its primary lending focus is commercial loans to small businesses in its primary market area which it defines as Medina, Cuyahoga and contiguous counties. The net increase in the loan portfolio during 2007 was mainly attributable to an increase in commercial loans.

The growth in commercial loans consisted of increases in commercial real estate loans of $6,552,723 and commercial business loans of $6,404,274 which increased primarily due to loan participations purchased from other financial institutions.

Of the total loans at December 31, 2007, approximately $87,770,000 or 72.2% are at a variable rate of interest, and $33,858,000 or 27.8% are fixed rate. Of the total loans, $64,967,000, or 53.4% mature or are able to be repriced within twelve months. Only $942,000 or 0.8% of total loans mature or reprice in more than five years.

During the third quarter of 2006, the Company sold its credit card portfolio of approximately $285,000 to an independent third party. A gain of $28,500 was recorded on the sale of the portfolio. At December 31, 2007 and December 31, 2006 there were no loans classified as held for sale.

As a result of Company's deposit growth outpacing loan growth, the Company's loan-to-deposit ratio declined slightly to 86.0% as of December 31, 2007, compared to 86.5% at December 31, 2006. The Company's loan-to-assets ratio also declined slightly at December 31, 2007 to 76.3%, compared to 76.4% at December 31, 2006. Management anticipates that the loan-to-deposit ratio for 2008 will reach 90 to 95% and the loan-to-assets ratio will be approximately 80% to 85%.

During 2006, the Company began participating in the Federal Home Loan Bank of Cincinnati's Mortgage Purchase Program which provides the Company with the ability to sell conventional mortgage loans in the secondary market with the option to retain the servicing or sell the servicing rights to a third party servicer. Generally, the Company sells the servicing rights of loans sold through the program. The program is structured whereby the Company enters into a contract to deliver at least $2.0 million under a master commitment within a nine-month timeframe. The program also utilizes a Lender Risk Account (LRA) which is funded from the proceeds of individual mortgages sold. Refer to Note 10 of the consolidated financial statements for more information regarding the FHLB Mortgage Purchase Program.

DEPOSITS AND OTHER FUNDING SOURCES

Total deposits increased by $14,170,145, or 11.1% to $141,429,268 at December 31, 2007, compared to $127,259,123 at December 31, 2006. At year-end 2007, $17,080,851, or 12.1% of total deposits are in noninterest bearing demand deposit accounts, and $6,662,678 or 4.7% are in interest-bearing NOW accounts. Variable-rate savings and money market accounts (collectively known as Market Rate Savings Accounts) total $79,987,868, or 56.5% of total deposits. Certificates of deposit total $30,782,611, or 21.8% of total deposits, and individual retirement arrangements (IRAs) are $6,915,260, or 4.9% of total deposits.

Included in the time deposits total is $2,669,634 of public fund CDs maturing in 2008, at a weighted average rate of 4.57%.

As of December 31, 2007, the Company had $5,647,825 of national market CDs, primarily from other banks and credit unions, in increments of $99,000 or $100,000, with terms ranging from one year to five years, and rates ranging from 3.35% to 5.15%. As of year-end 2007, the weighted average rate of these CDs was 4.27%, and the weighted average remaining maturity was 11.8 months. At December 31, 2006, there was $9,605,366 in national market CDs. Although management believes these CDs were obtained at market rates at the time they were originated, they may be more vulnerable to price sensitivity than local deposits. However, it is management's intent to allow these CDs to roll off at maturity because local deposit growth is strong. As of year-end 2007, the Bank's Brecksville location had a total of $40,725,550 in deposits, mostly in Market Rate Savings accounts which had increased from $32,086,824 at December 31, 2006.

Deposits of $100,000 or more totaled $79,679,332, or 56.3% of total deposits as of December 31, 2007 compared to $67,896,203 or 53.3% of total deposits at December 31, 2006.

The Company obtains additional funding through the Federal Home Loan Bank. As of December 31, 2007 and 2006, the Company had borrowings totaling $3,500,000 from the FHLB.

RESULTS OF OPERATIONS

Consolidated net income was $817,214 in 2007, compared to $1,151,166 in 2006, a decrease of 29.0%. Income before income taxes was $1,150,197 in 2007, compared to $1,713,411 in the prior year.

The primary reasons for the decrease in net income were increases in the provision for loan losses and noninterest expense as well as a decrease in net interest income. As of December 31, 2006, the provision for loan losses reflected the impact of a large recovery of a significant loan loss from a prior year which did not reoccur at the same level during 2007. The increase in noninterest expense was mainly due to higher directors' fees and Federal Deposit Insurance Corporation (FDIC) premiums.

Basic and diluted earnings per common share were $1.42 and $1.36, respectively, for the year ended December 31, 2007. Basic and diluted earnings per common share were $2.01 and $1.93, respectively, in 2006.

No dividends were paid in 2007 or 2006, and the Company does not expect to pay cash dividends in the foreseeable future, since the capital is needed to support the Company's continued growth.

The Company declared a five-for-four stock split as of September 22, 2006 for shareholders of record as of September 5, 2006. A total of 114,270 new shares were issued and cash of $4,803 was paid for 141 fractional shares.

NET INTEREST INCOME

Net interest income for 2007 was $5,456,569, a decrease of $98,602, or 1.8% compared with $5,555,171 in 2006. The decrease in net interest income was mainly attributable to higher interest-bearing deposit balances, especially Market Rate Savings accounts, as well as higher rates paid on deposits.

Following is a table showing the average balances, interest and rates on a fully taxable-equivalent basis of the Company's interest-earning assets and interest-bearing liabilities as of December 31, 2007 and 2006.

	Year ended December 31, 2007			Year ended December 31, 2006		
($ thousands)	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
Interest-earning assets:						
Federal funds sold and						
other short-term funds	$ 21,032	$ 1,050	4.99%	$ 11,549	$ 590	5.11%
Securities – taxable	6,040	312	5.17	4,654	208	4.47
Securities - tax exempt	4,448	229	5.15	1,511	76	5.03
Restricted stock	587	36	6.20	554	32	5.78
Loans	116,806	9,294	7.96	112,385	8,945	7.97
Total interest-earning assets	148,913	10,921	7.33	130,653	9,851	7.54
Noninterest earning assets	4,461			4,152		
Total Assets	$153,374			$134,805		
Interest-bearing liabilities						
Transaction accounts (NOW)	$ 6,435	64	1.00	$ 7,012	70	1.00
Market rate savings accounts	73,090	3,386	4.63	52,890	2,277	4.31
Time deposits	40,857	1,831	4.48	44,604	1,803	4.04
Federal Home Loan Bank advances	3,500	127	3.63	3,500	127	3.63
Total interest-bearing liabilities	123,882	5,408	4.36	108,006	4,277	3.96
Noninterest bearing liabilities	16,147			14,576		
Shareholders' equity	13,345			12,223		
Total Liabilities and						
Shareholders' Equity	$153,374			$134,805		
Net interest income		5,513			5,574	
Tax equivalent adjustment		(57)			(19)	
Net interest income per financial statements		$ 5,456			$ 5,555	
Net interest margin (Net yield on average earning assets)			3.70%			4.27%

The following table sets forth on a fully taxable-equivalent basis the effect of volume and rate changes on interest income and expense for the periods indicated. For purposes of these tables, changes in interest due to volume and rate were determined as follows:

> Volume Variance - change in volume multiplied by the previous year's rate.
> Rate Variance - change in rate multiplied by the previous year's volume.
> Rate/Volume Variance - change in volume multiplied by the change in rate. This variance was allocated to volume variance and rate variance in proportion to the relationship of the absolute dollar amount of the change in each.

Summary of Changes in Net Interest Income

	2007 vs. 2006 Increase (Decrease) Due to			2006 vs. 2005 Increase (Decrease) Due to		
($ thousands)	Volume	Rate	Net	Volume	Rate	Net
Interest income:						
Federal funds sold and other short-term funds	$ 474	$ (14)	$ 460	$ 245	$ 143	$ 388
Securities available-for-sale-taxable	69	35	104	148	8	156
Securities available-for-sale-tax-exempt	151	2	153	54	3	57
Restricted stock	2	2	4	3	2	5
Loans receivable	360	(11)	349	111	1,201	1,312
Total interest-earning assets	1,056	14	1,070	561	1,357	1,918
Interest expense:						
Transaction accounts (NOW)	6	--	6	(4)	(15)	(19)
Market rate savings accounts	(925)	(184)	(1,109)	(435)	(736)	(1,171)
Time deposits	157	(185)	(28)	145	(283)	(138)
FHLB borrowings	--	--	--	(12)	(3)	(15)
Total interest-bearing liabilities	(762)	(369)	(1,131)	(306)	(1,037)	(1,343)
Change in net interest income	$ 294	$ (355)	$ 61	$ 255	$ 320	$ 575

The average net interest margin for 2007 was 3.70%, down significantly from 4.27% in 2006. Net interest income as well as the net interest margin have declined, due mainly to higher interest-bearing deposit balances, especially Market Rate Savings accounts, as well as higher rates paid on deposits. To the extent these increased deposits were not deployed in loans, they were placed in Federal funds sold and other short-term investments to be available when the demand for commercial lending increased. Management has seen evidence of increasing opportunities in commercial lending and anticipates that these excess funds will be used to make loans in the foreseeable future. However, the combination of these two factors had a detrimental impact on the Company's net interest margin in 2007.

The average yield on interest earning assets in 2007 was 7.33%, compared to 7.55% in 2006. During 2007, the average yield on loans remained relatively constant at 7.96%, compared to 7.97% for 2006. This includes loan fees, net of loan costs, of $127,304 in 2007 and $106,049 in 2006, which contributed 0.09% and 0.08%, respectively, to the net interest margin. The increase in loan fees in 2007 was primarily due to the receipt of a significantly large prepayment penalty for the early payoff of a commercial real estate loan. The decrease in the yield on earning assets reflects a change in the relative mix of earning assets with a higher percentage of assets in lower-yielding Federal funds sold and investment securities.

During 2006, the Federal Reserve increased its target for short-term interest rates four times until mid-year, for a total of 1.00% to 5.25%, and the Company increased its prime rate accordingly, with the Bank's prime rate at December 31, 2006 being 8.25%.

During 2007, the target for short-term interest rates remained at 5.25% until mid-September at which time it was lowered fifty basis points to 4.75%. Two additional reductions of twenty-five basis points each during October and December resulted in the target for short-term interest rates being 4.25% at December 31, 2007. The Company decreased its prime rate accordingly, with the Bank's prime rate at December 31, 2007 being 7.25%. As the prime rate and overall interest rates decrease, management expects that the yield on earning assets will decrease as well.

The cost of interest-bearing funds increased during 2007, to 4.36% on average. This was up from 3.96% during 2006. This increase reflects overall interest rate increases which were in effect for most of 2007. Additionally, a significant portion of the Company's liabilities are Market Rate Savings accounts which are priced according to a national money market index. This index normally moves in relation to the Federal funds target rate but lagged behind the rate cuts which began in September 2007. This had a detrimental impact on the Company's net interest margin near the end of 2007. Management expects that the cost of funds will decline during 2008, as interest rates are expected to decrease and the index referred to above changes with target rate reductions in a more predictable manner.

NONINTEREST INCOME

Total noninterest income was $384,025, compared with $396,207 in 2006. During 2006, the Company sold its credit card portfolio resulting in a gain of $28,500. This was a one-time event and did not reoccur during 2007.

The Company participates in the Federal Home Loan Bank of Cincinnati's Mortgage Purchase Program which provides the Company with the ability to profitably sell conventional mortgages in the secondary market. Six loans totaling $1,371,000 and the related servicing were sold during 2007 through this program and a net gain of $31,164 was recognized on these sales. During 2006, eight loans totaling $1,132,000 and the related servicing were sold through the program and a net gain of $20,085 was recognized on these sales.

Service charges on deposits totaled $155,468 in 2007 and $173,339 in 2006. The decrease was mainly due to a decline in non-sufficient fund (NSF) and overdraft activity. A significant number of customers keep balances in their deposit accounts sufficient to offset or waive many of the routine service charges. The largest component of service charges on deposit accounts is non-sufficient fund (NSF) and overdraft charges, which contributed $84,071 and $111,078 in 2007 and 2006.

The largest components of "other" noninterest income were fee income from ATM programs, the rental of safe deposit boxes and wire transfer fees. Management expects that noninterest income will increase as the Company increases in size and continues to increase the number of customers served.

NONINTEREST EXPENSE

Total noninterest expense in 2007 was $4,574,195, an increase of $295,998 or 6.9% over the $4,278,197 in 2006. Major components of this increase include FDIC premiums (an increase of $80,718, or 566.8% in 2007 when compared to 2006), directors' fess (which increased $61,850 or 50.3% over the prior year) and premises and equipment (which increased $43,352, or 5.2% compared to the prior year). Offsetting these increases was a decline in marketing (a decrease of $9,330, or 7.0% in 2007 when compared to 2006).

In addition to the Savings Association Insurance Fund (SAIF) insurance premium, the FDIC began assessing all banks and savings institutions for a risk-based FDIC insurance fund premium in January 2007. Prior to January 1, 2007, the rate had been -0- for this fund. The new risk-based premiums range from $0.05 to $0.43 per $100 of deposits. The Company's current assessment rate is $0.0578 per $100 of deposits. This change has resulted in an increase of $80,718 in FDIC premium expense for 2007 when compared to the same period in 2006. The increase in directors' fees was attributable to an increase in per-meeting fees for directors and a one-time grant of stock and cash totaling $23,500. Premises and equipment costs increased as a result of increased occupancy costs.

Non-interest expense as a percentage of average assets decreased to 2.98% in 2007, compared to 3.17% in 2006, but overhead compared to net interest income increased to 83.8% in 2007, up from 77.0% in 2006. Due to the addition of staff, total assets per employee decreased to approximately $3,887,000 at December 31, 2007, compared to $4,003,000 at December 31, 2006. Also, the efficiency ratio increased in 2007 to 78.32% from 71.89% in 2006.

PROVISION AND ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses is maintained at a level considered by management to be adequate to cover probable incurred credit losses in the loan portfolio. Management's determination of the appropriate provision for loan losses and the adequacy of the allowance for loan losses is based on the Company's historical losses adjusted for environmental factors which management believes are representative of the probable expected loss experience of the Company. Other factors considered by management include the composition of the loan portfolio, economic conditions, the creditworthiness of the Company's borrowers and other related factors. The provision for loan losses was an expense of $116,202 in 2007, compared with a benefit of $40,230 in 2006, an increase of $156,432. The provision for loan losses for 2006 reflected the impact of a large recovery of a significant loan loss from a prior year which did not reoccur at the same level during 2007.

In 2007, loans totaling $203,668 were charged off and $105,015 was recorded as recoveries. During 2006, loans totaling $148,881 were charged off and $235,674 was recovered as of year-end. At December 31, 2007, the allowance for loan losses was 1.32% of total loans, compared to 1.44% at year-end 2006. Management allocated approximately 96.6% of the total allowance at year-end to commercial loans, 2.4% to residential mortgage and home equity loans and 1.0% to consumer loans. At December 31, 2007 there was no allocation of the allowance for loan losses to loan balances individually evaluated for impairment. At December 31, 2006, $136,490, or 8.6% of the allowance for loan losses was allocated to impaired loan balances individually. At December 31, 2007, six loans totaling $720,356 were in nonaccrual status, compared to twelve loans totaling $1,698,377 at year-end 2006. There were no other loans more than 90 days delinquent as of December 31, 2007 and 2006. Management believes the allowance for loan losses at December 31, 2007, is adequate to absorb probable incurred losses in the loan portfolio.

LIQUIDITY

Liquidity refers to the ability to fund loan demand, meet deposit customers' withdrawal needs and provide for operating expenses. As summarized in the Statement of Cash Flows, the main sources of cash flow are receiving deposits from customers and, to a lesser extent, proceeds from FHLB advances, borrowings, and repayment of principal and interest on loans and investments. The primary uses of cash are lending to borrowers and, secondarily, investing in securities and short-term interest-earning assets. Assets available to satisfy those needs include cash and due from banks, Federal funds sold, interest-bearing deposits in other banks, loans held for sale and available-for-sale securities. These assets are commonly referred to as liquid assets. Liquid assets were $34,801,493 at December 31, 2007, compared to $31,261,260 at the same date in 2006.

If additional liquidity is needed, the Company has several possible sources which include obtaining additional Federal Home Loan Bank advances, purchasing federal funds, acquiring additional national market CDs or brokered deposits, using surety bonds to secure public deposits and selling loans. The Company also can borrow under various lines of credit. At December 31, 2007, these credit facilities aggregated approximately $21,140,000.

INTEREST RATE SENSITIVITY/GAP

Strategies to manage interest rate risk are utilized to mitigate the possible adverse impact to the Company's results arising from changes in interest rates.

During 2005, the Federal Reserve continued to increase short-term interest rates, with a total of eight increases of 25 basis points each. As of December 31, 2005, the Fed funds rate was 4.25%. The Company was in a strongly asset-sensitive position and continued its asset-sensitive strategy during 2005. At year-end 2005 the Company's one-year interest rate gap was $11,328,000, or 116.0%. This strategy benefited the Company in the form of a higher net interest margin in 2005.

During the first half of 2006 the Company began to moderate its asset-sensitivity. The Federal Reserve continued to increase short-term interest rates until mid-year, with a total of four more rate increases of 25 basis points each with the last increase being on June 29, 2006. As of December 31, 2006, the Fed funds rate was 5.25%. At year-end 2006, the Company had moved to a liability-sensitive position with $81,633,000 of assets and $92,287,000 of liabilities maturing or repricing within one year, and the one-year interest rate gap was a negative $10,654,000, or 88.0% of the total gap between interest bearing assets and interest bearing liabilities.

Strategies that the Company used to transition its balance sheet to this liability-sensitive position as rates appeared to be reaching their peak included emphasizing shorter-term deposits and other funding sources, longer repricing intervals on new loans and transitioning funds from short-term Fed funds sold to longer-term investment securities.

During most of 2007 short-term interest rates remained unchanged until the end of the third quarter at which time the Federal Reserve lowered the target for short-term interest rates to 4.75%. During the fourth quarter of 2007 the target for short-term interest rates was reduced two more times and at December 31, 2007 the target rate was 4.25%. The Company remained in a liability-sensitive position throughout 2007 with $94,999,000 of assets and $113,140,000 of liabilities maturing or repricing within one year at December 31, 2007, and the interest rate gap was a negative $18,141,204, or 84.0% of the total gap between interest bearing assets and interest bearing liabilities.

At the end of 2007, the Company was in a liability-sensitive position. A significant portion of the Company's liabilities are Market Rate Savings accounts which are priced according to a national money market index. This index normally moves in relation to the Federal funds target rate but lagged behind the rate cuts made near the end of 2007. This had a detrimental impact on the Company's net interest margin and mitigated the benefit of the Company's liability-sensitive position in a declining interest rate environment. However, management expects the rates on Market Rate savings accounts to decline to a level more in line with the decreases in the Federal funds target rate.

CAPITAL RESOURCES

Total shareholders' equity at December 31, 2007 was $13,928,973, compared to $12,931,393 at December 31, 2006. The increase of $997,580 was the result of the net income for 2007 of $817,214, proceeds of $98,854 from the exercise of 4,625 stock options, proceeds of $19,253 from the Employee Stock Purchase Plan (resulting in 657 shares issued), an increase of $17,446 to additional paid in capital for the recording of stock-based compensation (including a stock grant of 500 shares), and an increase of $44,813 in the net unrealized gains on available for sale securities.

Banking regulators have established minimum capital ratios for banks and bank holding companies. Total risk-based capital is made up of Tier 1 Capital and Tier 2 Capital. Tier 1 Capital is total shareholders' equity less any intangible assets. Tier 2 Capital is the allowance for loan losses (includible up to a maximum of 1.25% of risk-weighted assets), plus the qualifying portion of subordinated debt. Refer to Note 12 in the Company's consolidated financial statements for a more complete discussion of risk-based capital. The Bank exceeded the applicable minimum regulatory capital requirements at December 31, 2007 and 2006, and was considered to be well-capitalized under the regulatory guidelines. Management intends to maintain the Bank's well-capitalized status.

During 2007, $300,000 was downstreamed from the Company to the Bank to maintain capital at well-capitalized levels. No funds were downstreamed from the Company to the Bank to maintain capital adequacy requirements during 2006. The Company has approximately $200,000 remaining as of December 31, 2007 from the common stock offering in 2004 to downstream to the Bank as paid in capital as needed to support the Bank's capital requirements as it grows.

The Company has grown rapidly in its nine-year history, and continued rapid growth will require it to consider capital strategies to support that growth. The Company has a $4,000,000 line of credit through an unaffiliated financial institution with up to $1,000,000 for the purpose of providing additional capital to the Bank as needed. By borrowing against the line of credit and then investing the funds into the Bank as capital, the Company is able to manage the Bank's capital ratios. Other strategies that the Company continues to evaluate include issuing trust preferred securities, selling more stock, or additional borrowing.

Restrictions exist regarding the ability of the Bank to transfer funds to the Company in the form of cash dividends, loans or advances, as discussed in Note 12. No cash dividends were declared or paid during the periods ended December 31, 2007 and 2006. Management and the Board do not expect the Company to pay cash dividends in the foreseeable future and believe that the capital that would be used to pay dividends is more effectively invested in the continuing growth of the Company.

As of December 31, 2007, management is not aware of any current recommendations by the banking regulatory authorities which, if they were to be implemented, would have, or are reasonably likely to have, a material adverse effect on the Company's liquidity, capital resources or operations.

CRITICAL ACCOUNTING POLICIES

The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and recoveries and decreased by charge-offs. Management estimates the allowance balance by considering its historical loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off. Loan losses are charged against the allowance when management believes the loan balance cannot be collected. Management considers various factors, including portfolio risk, economic environment and loan delinquencies, when determining the level of the provision for loan losses. Loan quality is monitored on a monthly basis by management and at least twice annually by an independent third party. The Company's Loan Review Committee, which is comprised of three independent members of the Company's Board of Directors, is responsible for reviewing the results of this independent third party assessment.

CONTRACTUAL OBLIGATIONS, COMMITMENTS, CONTINGENT LIABILITIES AND OFF-BALANCE SHEET ARRANGEMENTS

The following table presents, as of December 31, 2007, significant fixed and determinable contractual obligations by payment date. The payment amounts represent those amounts contractually due to the recipient and do not include any unamortized premiums or discounts, hedge basis adjustments, or other similar adjustments.

Further discussion of the nature of each obligation is included in the referenced note to the consolidated financial statements.

(Dollars in thousands)	Note Reference	2008	2009	2010	2011	2012	Thereafter
Deposits without maturity	5	$103,731					
Time deposits	5	26,490	$ 3,819	$ 5,125	$ 1,581	$ 575	$ 108
FHLB advances and other borrowings	6	--	2,500	1,000	--	--	--
Operating leases	4	377	164	168	171	174	313

Note 10 to the consolidated financial statements discusses in greater detail other commitments and contingencies and the various obligations that exist under those agreements. Examples of these commitments and contingencies include commitments to extend credit to borrowers under lines of credit and employment agreements between the Company and certain of its executive officers.

At December 31, 2007, the Company had no unconsolidated, related special purpose entities, nor did it engage in derivatives and hedging contracts, such as interest rate swaps, that may expose it to liabilities greater than the amounts recorded on the consolidated balance sheet. The Company's investment policy prohibits engaging in derivatives contracts for speculative trading purposes; however, in the future, management may pursue certain contracts, such as interest rate swaps, in the effort to execute a sound and defensive interest rate risk management policy.

IMPACT OF INFLATION AND CHANGING PRICES

The majority of assets and liabilities of the Company are monetary in nature and therefore the Company differs greatly from most commercial and industrial companies that have significant investments in fixed assets or inventories. However, inflation does have an important impact on the growth of total assets in the banking industry and the resulting need to increase equity capital in order to maintain an appropriate equity to assets ratio. Inflation significantly affects noninterest expense, which tends to rise during periods of general inflation. Management believes the most significant impact on financial results is the Company's ability to react to changes in interest rates. Management seeks to maintain a fairly balanced position between interest rate sensitive assets and liabilities and to actively manage the balance sheet in order to protect against the effects of wide interest rate fluctuations on net income and shareholders' equity.

FORWARD LOOKING STATEMENTS

Certain statements contained in this report that are not historical facts are forward looking statements that are subject to certain risks and uncertainties. When used herein, the terms "anticipates," "plans," "expects," "believes," and similar expressions as they relate to the Company or its management are intended to identify such forward looking statements. The Company's actual results, performance or achievements may materially differ from those expressed or implied in the forward-looking statements. Risks and uncertainties that could cause or contribute to such material differences include, but are not limited to, general economic conditions, the interest rate environment, competitive conditions in the financial services industry, changes in law, governmental policies and regulations, and rapidly changing technology affecting financial services.

EXECUTIVE OFFICERS – WESTERN RESERVE BANCORP, INC.

Edward J. McKeon, President and Chief Executive Officer
Brian K. Harr, Senior Vice President
Cynthia A. Mahl, Senior Vice President, Corporate Secretary and Treasurer

EXECUTIVE OFFICERS – WESTERN RESERVE BANK

Edward J. McKeon, President and Chief Executive Officer
Brian K. Harr, Senior Vice President and Senior Lender
Cynthia A. Mahl, Senior Vice President, Chief Financial Officer and Senior Operations Officer

TRANSFER AGENT, REGISTRAR & DIVIDEND AGENT

Western Reserve Bank
4015 Medina Road, Suite 100
P.O. Box 585
Medina, Ohio 44258-0585
(330) 764-3131 or (866) 633-4622

STOCK INFORMATION

The Company's common stock was held by approximately 505 holders of record as of December 31, 2007. During 2005, the Company enlisted the services of Howe Barnes Investments to begin making a market in the Company's shares of stock. Howe Barnes Investments is a ninety year old Chicago based investment firm that specializes in the research and trading of small and medium sized community bank stocks. The Company's shares are quoted on the OTC "Pink Sheets" under the symbol WRBO. The quoted price of the Company's stock is expected to change over time, dependent primarily upon the supply and demand for the shares. Shareholders and other interested parties may contact Lou Coines at Howe Barnes Investments at 1-800-800-4693 or their broker with any inquiries regarding buying or selling shares of Western Reserve Bancorp, Inc.

ANNUAL REPORT ON FORM 10-KSB

A copy of the Company's 2007 Annual Report on Form 10-KSB filed with the Securities and Exchange Commission is available to shareholders without charge. To obtain a copy, direct your request to Cynthia A. Mahl, Senior Vice President and CFO, Western Reserve Bancorp, Inc. P.O. Box 585, Medina, OH 44258-0585. You may also access the report at www.sec.gov or through Western Reserve Bank's web site at www.westernreservebank.com.

ANNUAL MEETING

The Annual Shareholders' Meeting will be held Wednesday, April 30, 2008, at 6:30 p.m. at The Blue Heron Banquet and Conference Center, 3227 Blue Heron Trace, Medina, Ohio 44256. Refreshments will be served beginning at 6:00 p.m. All shareholders are encouraged to attend.

WESTERN RESERVE BANK

"It's Personal Here"

Medina Office
4015 Medina Rd.
Medina, Ohio 44256

Brecksville Office
8751 Brecksville Rd.
Brecksville, Ohio 44141

END